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EAGLE       San Antonio, Texas 78288
LOGO (r)

September 20, 2011

VIA EDGAR

Ms. Valerie Lithotomos U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	Responses to Comments on Proxy Statement filed for USAA Mutual Funds Trust

1940 Act File No. 811-7852

Dear Ms. Lithotomos:

On behalf of the above-referenced registrant, set forth below are the comments that you provided on September 2, 2011, concerning the joint proxy and registration on Schedule 14A (the Proxy Statement) of USAA Mutual Funds Trust (the Trust), which was filed with the U.S. Securities and Exchange Commission (the SEC) on August 26, 2011, and the Trust’s responses thereto. Your comments are set forth in italics and are followed by the Trust’s responses. Unless otherwise noted, defined terms have the same meanings as in the Proxy Statement.

As a preliminary matter and as requested by the Commission, in responding to your comments, the Trust acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) the staff comments or changes to disclosure in response to staff  comments in the filing  reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Trust may not assert staff comments as a defense in any proceeding initiated by the  Commission or any person under the federal securities laws of the United States.

1.	The Staff has asked us to include additional descriptive language relating to the Proposed Index.

Within the body of the Registration Statement we have added additional descriptive language regarding the Lipper definition of the Proposed Index, and the universe of securities that funds within the Proposed Index typically invest.  In addition, we have added language comparing the proposed investment universe for the GNMA Trust, to those investments generally pursued by funds within the Proposed Index.

2.	The Staff has asked us to confirm the name of the Proposed Index.

We have clarified the Proposed Index is named the Lipper Intermediate U.S. Government Funds Index.

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Should you have any further comments on this matter, or any questions, please contact me at (210) 498-4628.

Sincerely,

                                                                                                /S/  James G. Whetzel
                                                                                               James G. Whetzel
                                                                                               Assistant Secretary
                                                                                               USAA Mutual Funds Trust

cc:           Christopher P. Laia,
                Secretary, USAA Mutual Funds Trust
                 SVP Chief Compliance and Ethics Officer, USAA

USAA Investment Management Company